

June 15, 2012

Via E-mail
Weng Kung Wong
Chief Executive Officer
Prime Global Capital Group Incorporated
11-2, Jalan 26/70A, Desa Sri Hartamas
50480 Kuala Lumpur, Malaysia

> **Re:** **Prime Global Capital Group Incorporated**
> **Form 10-K for the Fiscal Year Ended October 31, 2011**
> **Filed January 31, 2012**
> **File No. 000-54288**

Dear Mr.Wong:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief